Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Commission File No. 001-39314

Dear Talkspace Team,

We are excited to announce that this morning, we signed an agreement to partner with Hudson Executive Investment Corp. (HEIC) and become a publicly traded company on NASDAQ. This is a very exciting development that we expect to be completed in the first half of 2021, and the next step in our journey. The transaction also values Talkspace at $1.4 billion, which is an incredible achievement we should all be proud of. HEIC will be a tremendous partner for us, with very deep experience in healthcare and innovation. Here is a link to the press release we issued this morning to learn more about the agreement and about HEIC.

HEIC is a special purpose acquisition company (SPAC) that is publicly traded on NASDAQ. The nature of the transaction is a merger, where we will combine with HEIC and then trade publicly under the new ticker symbol “TALK”. As a SPAC, HEIC was created in June of 2020 for the purpose of merging with a promising, high-growth company like us. It is not an operating company, but rather a pool of capital intended for this acquisition alone. After this transaction is complete, we will still be the same Talkspace—our team, how we do business, and our business model will remain completely unchanged. The exciting new development is that we will have the resources, network and deep experience of the HEIC team as a valued partner.

HEIC is an ideal partner to bring Talkspace public, accelerate our growth, and further advance our mission. It is a premier investment firm led by Doug Braunstein, a former JP Morgan Chase Vice Chair and CFO with deep experience in healthcare tech. Their investors also form a network of CEOs and former CEOs of some of the best healthcare and managed care companies in the world.

This is an extraordinary achievement for us all, and one we could not have reached without the incredible work and dedication of our entire team. When this transaction is complete, I’m proud to say we will be the first publicly traded pure-play virtual behavioral healthcare company. This is a milestone worth celebrating, and we want to recognize every one of your contributions that has brought us so far together. We aren’t a startup anymore—we’re a true industry leader setting the pace for better care for more people, with the capital and support to make our shared vision real.

As the country grapples with the COVID-19 pandemic, an economic recession, and social unrest, the work that you do is making a difference for so many. I am so proud of the impact we have made in providing enhanced access, outcomes and pricing for mental health. Roni and I can’t overstate how deeply grateful we are to you, and to everyone that has been a part of the Talkspace journey thus far.

I also want to mention a few things we need to consider given this news. First, please refrain from making any statements about this news in any public forums until our all-hands meeting later this morning. At that time, we’ll provide you with materials that you can post on social media to share the good news with all your family and friends. The Securities Exchange Commission (SEC) has strict guidelines governing publicly-traded companies, which means we must avoid speaking publicly about this process, our business metrics, and financial information unless you are authorized to do so. At the end of this email is a list of legal “do’s and don’ts” that we must all follow in connection with this transaction. Please familiarize yourself with these guidelines.

Going forward, if someone asks you about the process of going public, the best response is to be polite and brief, saying, “We’re really proud and excited, but I’m not authorized to say more about it.” If pushed further, you can say something like, “I can’t speak to that, but I would be happy to connect you with a colleague who can.”

We’ll be discussing this transaction during our all hands at 10:00 AM ET today, so please be sure to tune in. In the meantime, please do not share this communication or information outside of this group.

Should you receive any press inquiries, please forward details to our Director of Communications, JoAnna DiTullio, and she will route media requests appropriately during this sensitive time.

It is an exciting time for all of us at Talkspace and I wish we were all together to celebrate in person!

Thank you,

Oren

TALKSPACE—DOs AND DON’Ts FOR EMPLOYEES

Our business agreement to merge with Hudson Executive Investment Corp. (HEIC) is just a first step in the process of us becoming a publicly traded company. While it’s just the beginning, it does mean that we must now comply with certain Securities and Exchange Commission (SEC) regulations. The SEC strictly regulates what can be disclosed internally and also what can be said to the press and to people outside of Talkspace about the status of our announcement. Below are a set of dos and don’ts related to the announcement:

•	DO conduct business as usual. We urge everyone to stay focused on our business objectives and on continuing to serve our customers.

•

HEIC and Talkspace will be making various public statements and HEIC will make a number of securities filings. These will be covered by the media. DON’T comment, editorialize, or provide additional context for the information that is publicly disclosed in verbal conversation, emails and other online forums such as social media. For example, do not “like”, re-tweet or post articles that include this information.

•	DO refer (without comment) all media, press or other external communications requests and inquiries to [XXX]@talkspace.com.

•

In response to any questions you may receive via email, phone or in person from any third party—including customers, business partners, vendors/suppliers, industry analysts, consultants, market research firms, former employees, friends or family, etc. DON’T say any more than “I cannot comment. The latest information can be found in public filings and on our company website.”

•	DON’T speculate about the timing for the closing of the transaction or if it will be successful, our financial results, product/service launches (unless specifically authorized to do so).

•	DON’T buy any securities of HEIC (currently traded on Nasdaq).

•

DON’T recommend that anyone else buy any of the securities of HEIC (which currently trade on Nasdaq) if you have any material non-public information (“Non-Public Information”) about either HEIC or about Talkspace. Everyone at Talkspace is likely aware of some form of Non-Public Information, so it’s best to steer clear of buying or recommending someone buy HEIC securities.

•

Non-Public Information is information that an investor would consider important in deciding whether to buy securities of HEIC. Non-Public Information could include information about our financial performance, the likelihood of being able to close on the merger, new product/service offerings, developments regarding key suppliers or customers, our future plans, significant cyber security incidents, etc.

•	DON’T provide Non-Public Information to any third parties (including family members, friends, customers, partners, vendors/suppliers, etc.) so that they can then buy any of the securities of HEIC.

•

For managers, when communicating Non-Public Information to others within the Company, DO make sure that it is a business necessity to disclose such information to the person. If not, during this stage of the process DON’T disclose the information.

•	DO email [XXX]@talkspace.com if you have questions about your responsibilities.

Additional Information and Where to Find It

This communication relates to a proposed transaction between Talkspace and HEIC. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov.

The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.